Exhibit 99.1

I-Mab Reports Financial Results for Full Year of 2020

and Provides Business Updates

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18 significant clinical milestones achieved since the Company’s IPO in January 2020, with multiple important data readouts for lemzoparlimab (TJC4), uliledlimab (TJD5) and other clinical assets expected in 2021

•	New drug application (NDA) submission for felzartamab (TJ202) CD38 antibody for treatment of relapsed or refractory multiple myeloma on track for 2021

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Achieved corporate profitability, delivering full-year net revenues of RMB 1,542.7 million (US $236.4 million), net income per ADS of RMB 8.07 (US $1.24) on a GAAP basis and net income per ADS of RMB 17.09 (US $2.62) on a non-GAAP basis

•	Total cash position of RMB 4.8 billion (US $734.1 million) driven by Hillhouse-led PIPE financing and AbbVie licensing payments sufficient to fund operations through 2023

•	Landmark global collaboration with AbbVie to develop and commercialize lemzoparlimab, a highly differentiated CD47 antibody, and potentially second generation CD47-based bi-specific antibodies

•	New discovery initiative to expand transformational immuno-oncology pipeline

•	Dual listing(s) in Greater China under consideration to support long-term growth

•	I-Mab to host conference call and webcast on March 29 at 8:00 a.m. ET

SHANGHAI, China and GAITHERSBURG, Md., March 29, 2021 /GLOBE NEWSWIRE/ — I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, today announced financial results for the full year ended December 31, 2020 and provided key business updates.

“In an unprecedented year marked by the global pandemic, I-Mab outperformed in delivering outstanding results to accelerate our progress towards becoming a fully-integrated global biopharma company,” said Dr. Jingwu Zang, Founder, Chairman and Director of I-Mab. “We have accomplished 18 significant clinical milestones since our IPO last year and our pipeline today has advanced to include three registrational trials with the first NDA planned later this year for a total 19 clinical trials either on-going or to be initiated in both the United States and China.”

I-Mab’s globally competitive pipeline has now progressed to include 16 novel or highly differentiated assets with 11 in clinical development stages and five in the pre-clinical stage. The Company’s pre-NDA and core clinical assets of near-term value realization, including felzartamab (TJ202) and eftansomatropin alfa (TJ101), are progressing towards NDA. In addition, two highly differentiated investigational drugs, lemzoparlimab (TJC4) and uliledlimab (TJD5), have achieved critical progress as global front-runners. I-Mab’s next wave of innovative assets, epitomized by the novel bispecific antibodies TJ-L14B and TJ-CD4B, are now moving into clinical trials in the U.S.

In the near-term, I-Mab will continue creating corporate value by delivering on a series of critical milestones including the planned NDA submission for felzartamab in 2021 as well as forging potential strategic global out-licensing partnerships for uliledlimab and other innovative assets and selected in-licensing partnerships to enrich its pipeline. The focused R&D effort is further complemented by the Company’s new discovery initiative to create the next generation of innovative assets through transformative platform technologies.

“We are confident in our innovative R&D strength in immuno-oncology to continue advancing and upgrading our globally competitive pipeline.” Dr. Zang concluded.

In addition to creating the near-term value, the Company has also made notable strides in its journey to become a global biopharmaceutical company, which include building a state-of-the-art GMP manufacturing facility in China with a pilot plant and commercial scale production lines.

In parallel, I-Mab has begun to execute a commercialization plan that focuses on building a leading position in hematologic oncology in China, leveraging I-Mab’s core assets (i.e., felzartamab and lemzoparlimab) and additional key product(s) to be in-licensed. As both assets are progressing towards NDA, preparations are being made for product launch and commercialization. Our revenue stream generated from out-licensing deals grew tremendously in 2020 to make I-Mab profitable for the first time and is expected to converge with product sales revenues to be generated in a near term, projecting a promising financial outlook for the Company and its shareholders.

Overview of Operations

I-Mab currently has three registrational trials underway, 16 phase 1 and 2 clinical studies—either ongoing or to be initiated soon in both the U.S. and China – and five on-going pre-clinical programs in 2021. Four additional new discovery programs are set to advance to the pre-clinical development stage by the end of 2021 as a result of the new discovery initiative.

I-Mab has achieved critical advancements in core clinical assets in early 2021. These achievements include the full patient enrollment for felzartamab in the third-line multiple myeloma trial, a key step for the NDA submission that is on track for late 2021, and the initiation to enroll patients for the registrational clinical trial of eftansomatropin alfa. The Company has also set forth with its accelerated clinical development plan for lemzoparlimab, aiming for NDA approval as the first CD47 antibody drug for the treatment of hematologic malignancies (such as MDS, AML and NHL) in China while continuing to advance clinical trials in solid tumors in combination with PD-1 therapy.

These clinical trials are on-going in the U.S. and China with preliminary data readouts planned in Q4 2021 for the non-Hodgkin’s lymphoma (NHL) study and the solid tumor study in the U.S. The Company also plans to initiate a combination clinical trial of lemzoparlimab with felzartamab as a possible novel treatment option for relapsed and refractory and newly diagnosed MM with a potential to become first-line treatment if proven in addition to felzartamab currently being evaluated as a second-line and third-line treatment for MM.

For uliledlimab, a globally competitive and differentiated CD73 antibody, the Company recently completed a phase 1 clinical study in the U.S., which demonstrated favorable safety, PK/PD and receptor occupancy profile, together with observed clinical activity of the investigational drug in cancer patients. The detailed clinical data have been submitted for presentation at ASCO 2021. In addition, a combined phase 1/2 clinical trial has been ongoing and the dose expansion part of the trial will be initiated in combination with PD-1 therapy in patients with cancers in China in 2H 2021.

Already operating globally with five hubs in China and the U.S., I-Mab has plans to open a new R&D center in San Diego, CA, focusing on translational medicine and formulation research. In preparation for the market launch of its initial series of products in China, the Company is in construction of a comprehensive biologics manufacturing facility in Hangzhou, China, and is building up its commercialization capabilities.

To support its long-term growth, I-Mab is actively monitoring market conditions and considering potential options for further equity listings on Greater China stock exchanges such as the STAR Market in Shanghai and the Main Board of the Hong Kong Stock Exchange under Chapter 18A of the Hong Kong Listing Rules.

Recent Pipeline Highlights and Upcoming Milestones

Core Clinical Assets – Global Frontrunners

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Lemzoparlimab (TJC4): A highly differentiated CD47 antibody being developed for oncology indications. The results of the US phase 1 clinical trial in patients with solid tumor indicate potential clinical advantages of lemzoparlimab in safety and PK with observed clinical activity, which does not require priming dose as compared to other clinical stage CD47 antibodies. Lemzoparlimab is being developed through a comprehensive clinical development plan for hematologic oncology and solid tumor in global collaboration with AbbVie.

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Global Collaboration with AbbVie: In September 2020, to facilitate and accelerate the global development and commercialization of lemzoparlimab, I-Mab granted AbbVie a global license valued at US$1.94 billion, including an upfront payment of US$180 million and the first milestone payment of US$20 million based on the phase 1 clinical results. I-Mab retains the rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau. We believe that this global collaboration with AbbVie will greatly facilitate the clinical development, manufacturing and commercialization of lemzoparlimab globally and in China.

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Hematologic malignancies: Our prioritized development goal is to achieve an accelerated approval of lemzoparlimab in China, ideally as the first CD47 antibody product in China. MDS and possibly NHL are being considered as potential first indication(s) as they hold the high probability of success for accelerated approvals.

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(1) With the approved IND, the Company is initiating an abbreviated phase 2 clinical study of lemzoparlimab in combination with AZA in patients with AML and MDS, potentially bridging the clinical study – pending approval by the National Medical Products Administration (NMPA)—to a registrational clinical trial in patients with MDS.

(2) The Company continues to enroll more patients with NHL in a combination clinical trial with rituximab (Rituxan®) in the U.S. This clinical trial includes clinical sites in China through an IMCT (international multi-center trial) mechanism in order to potentially bridge – pending approval by the NMPA—to a registrational clinical trial in NHL in China. The preliminary data readout of the NHL trial is set in Q4 2021.

(3) The Company will participate in a global clinical trial to be led by AbbVie in patients with AML for registrational purposes globally by AbbVie and in China by I-Mab.

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Solid tumor indications: The Company will continue advancing the current cohort expansion study in the U.S., combining lemzoparlimab with pembrolizumab (Keytruda®) to evaluate the safety and efficacy in patients with NSCLC and ovarian cancer. The results of this on-going clinical study are anticipated in Q4 2021. In addition to the on-going US clinical trial, we are in preparation of an IND submission to China’s NMPA to initiate a phase 2 “basket” clinical trial in patients with advanced solid tumors in 2H 2021.

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Combination therapy with the existing assets for potential new treatment options: Pre-clinical data generated internally and reported by others support the hypothesis that lemzoparlimab may work additive with other immune pathways, such as the CD38 pathway for multiple myeloma, to offer significantly better treatment efficacy for oncology indications. A clinical trial will be initiated in 2H 2021 in China to evaluate safety and efficacy of combination therapy of lemzoparlimab with felzartamab as a possible novel treatment option for relapsed and refractory and newly diagnosed MM, potentially becoming first-line treatment if proven, in addition to felzartamab currently being evaluated as a second-line and third-line treatment for MM.

•	Potential upcoming milestones:

•	The on-going clinical trial with lemzoparlimab in combination with pembrolizumab in patients with NSCLC and ovarian cancers in the U.S. is on track to deliver preliminary results by Q4 2021.

•	A new clinical trial of lemzoparlimab in combination with PD-1 therapy in patients with selected solid tumors will be initiated in 2H 2021 in China.

•	An abbreviated phase 2 combination study of lemzoparlimab with AZA in untreated AML and MDS patients is planned to commence in Q2 2021 in China. Patient enrollment is expected to complete by Q4 2021.

•	Topline results from the on-going NHL clinical study, involving both the U.S. and China clinical sites, are expected by Q4 2021.

•	The combination study of lemzoparlimab with felzartamab in patients with MM is planned to start in 2H 2021 in China.

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Uliledlimab (TJD5): A highly differentiated CD73 antibody for immuno-oncology through modulation of tumor microenvironment. Uliledlimab is shown to strongly suppress tumor growth especially when combined with a PD-(L)1 inhibitor in pre-clinical studies. I-Mab has completed a phase 1 clinical trial in the U.S. with positive results for favorable safety, PK/PD, biomarker analysis and clinical activity of uliledlimab. The topline results have been submitted to ASCO 2021.

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Differentiated mechanism of action by uliledlimab: The Company will present the mechanistic analysis and pre-clinical data at 2021 American Association for Cancer Research (AACR) Annual Meeting. The key differentiation of uliledlimab when compared to other clinical stage antibodies of the same class is related to its novel epitope, which works through a unique intra-dimer binding mode, resulting in a complete inhibition of the enzymatic activity while avoiding the aberrant pharmacological property known as the “hook effect.” With this particular mode of action, uliledlimab has the potential to become a best-in-class CD73 antibody for its clinical advantages.

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Phase 1 clinical trial completed in the U.S.: The initial assessment of a phase 1 clinical study investigating uliledlimab monotherapy lead-in followed by combination with atezolizumab (Tecentriq®), in patients with solid tumors has been completed. Topline results from the study demonstrate that uliledlimab is safe and well tolerated at the dose range evaluated. The study also demonstrated favorable clinical activity of uliledlimab in patients with advanced solid tumors. I-Mab has submitted an abstract to present the topline results at 2021 ASCO annual meeting to be held in June.

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Continued clinical development: The Company is looking to expand the on-going clinical study of uliledlimab with a PD-1 antibody toripalimab (TUOYI®) in patients with advanced or metastatic cancers in China to further evaluate clinical efficacy of uliledlimab in a phase 2 combination clinical trial with toripalimab in selected solid tumors by a “basket” trial design in 2H 2021.

•	Potential upcoming milestones:

•	I-Mab has submitted an abstract to present the phase 1 topline results at the June 2021 ASCO annual meeting.

•	The expansion study in patients with NSCLC and other selected tumors has been initiated in over 15 sites across China. The results are expected in 2022.

Core Clinical Assets – Pre-NDA Products

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Felzartamab (TJ202): A potential highly differentiated CD38 antibody for multiple myeloma (MM) and systemic lupus erythematosus (SLE). Felzartamab is a pre-NDA product in I-Mab’s pipeline being positioned to launch in the near-term in China to cover third-line and second-line MM treatment. Its potential role as a first-line MM treatment in combination with lemzoparlimab is being explored.

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Multiple myeloma: Two registrational studies of felzartamab are on-going. The third-line registrational trial has completed patient enrollment. The Company is on track to submit an NDA in 2H 2021. The second-line combination therapy with lenalidomide is on track and is continuing to enroll patients. Full patient enrollment (N=291) for that trial is expected in Q3 2021. In addition, a new IND for combination trial of felzartamab with lemzoparlimab for MM will be submitted in Q2 2021 and the study will be initiated in 2H 2021 in China. This combination therapy, a possible first-line treatment if proven, has the potential to be a novel treatment option for relapsed and refractory and newly diagnosed MM.

•	SLE: The Company is awaiting IND approval by the NMPA and a phase 1b trial in patients with SLE will be initiated 2H 2021 in China.

•	Potential upcoming milestones:

•	I-Mab expects to submit an NDA for felzartamab as a third-line treatment for MM to the NMPA in Q4 2021.

•	Completion of patient enrollment of the second-line registrational study for MM is anticipated in Q3 2021.

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In China, a new IND for combination trial of felzartamab with lemzoparlimab as a possible novel treatment option for relapsed and refractory and newly diagnosed MM with the potential to become first-line treatment if proven will be submitted in Q2 2021 and the study will be initiated in 2H 2021.

•	Initiation of phase 1b SLE trial is on track for 2H 2021.

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Eftansomatropin alfa (TJ101): A differentiated long-acting growth hormone for pediatric growth hormone deficiency (PGHD). Eftansomatropin has a product advantage as it is the only rhGH in its proprietary fusion protein format. Its safety and efficacy have been demonstrated in a phase 2 clinical trial in EU.

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In February 2021, I-Mab achieved the first patient dosing of a phase 3 registrational clinical trial (NCT04633057) in China to assess the clinical efficacy, safety of eftansomatropin alfa in PGHD patients as a weekly treatment. This registrational phase 3 trial (“TALLER”) will enroll 165 patients across multiple centers in China, with the primary objective of demonstrating non-inferiority of 1.2 mg/kg/week of eftansomatropin alfa administered SC, compared to Norditropin, a daily rhGH marketed in China.

•	Potential upcoming milestones:

•	The primary clinical data are expected to be available in Q2 2023 to support the planned NDA submission in China.

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Efineptakin alfa (TJ107): The world’s first long-acting recombinant human interleukin-7. This asset is positioned clinically as a monotherapy for the treatment of cancer patients with lymphopenia and as a combination immunotherapy to pair with PD-1 or PD-L1 antibody for cancer treatment:

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The on-going phase 1b clinical trial in China is investigating the safety, tolerability and PK/PD profile of efineptakin alfa in patients with advanced solid tumors. The results of the study are expected in Q2 2021.

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The current clinical development plan is to evaluate the therapeutic role of efineptakin alfa (1) as a monotherapy for cancer patients with lymphopenia and (2) as a combination therapy with PD-1/PD-L1 antibody for cancers. The outcome of the studies will facilitate the development path of efineptakin alfa towards pivotal clinical trials in China.

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Cancers with lymphopenia. In December 2020, I-Mab initiated a phase 2 randomized, single-blind, placebo-controlled clinical trial (NCT04600817) to evaluate the safety and efficacy of efineptakin alfa in glioblastoma multiforme (GBM) patients with lymphopenia. The primary outcome of the study is the percentage of patients with an increase in the absolute lymphocyte counts and associated clinical response in relation to the treatment with efineptakin alfa.

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Combination therapy with PD-1/PD-L1 agents. Our partner Genexine recently released encouraging new data of a phase 1b/2 study of efineptakin alfa in combination with pembrolizumab (KEYTRUDA®) for the treatment of relapsed or refractory triple-negative breast cancer (TNBC) in terms of safety and efficacy signals. I-Mab plans to submit an IND in China in 2H 2021 to initiate a phase 2 clinical trial following a basket trial design, in which efineptakin alfa is combined with a PD-1 antibody for the treatment of selected tumor types, including TNBC.

Other Clinical Assets

•	Plonmarlimab (TJM2): A granulocyte-macrophage colony stimulating factor (GM-CSF) monoclonal antibody for the treatment of rheumatoid arthritis and CRS-related therapies:

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Cytokine release syndrome associated with severe COVID-19: I-Mab is conducting a phase 2 clinical trial with plonmarlimab for the treatment of cytokine release syndrome associated with severe and critically ill COVID-19 patients (NCT04341116) to potentially save lives of patients with severe COVID-19. The clinical trial has progressed to the second part, aiming to evaluate the efficacy, safety and cytokine levels following a single dose of plonmarlimab at 6 mg/kg or placebo (best supportive care) in patients with severe COVID-19. An interim analysis is planned in Q2 2021.

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Rheumatoid arthritis: I-Mab has initiated a phase 1b clinical study with plonmarlimab in patients with rheumatoid arthritis (RA). This trial is a multi-center, double-blind, placebo-controlled study involving about 63 patients who will receive a single dose or multiple doses of the treatment for up to eight weeks. The single dose escalation part is aimed to complete by 2H 2021.

•	Olamkicept (TJ301): A potential highly differentiated IL-6 blocker for ulcerative colitis:

•	I-Mab has successfully completed a phase 2 study in 91 patients with active ulcerative colitis (UC) in Greater China and South Korea (NCT03235752) and is at the final stages of data analysis.

•	I-Mab will continue to advance the development and maximize the potential value of this differentiated drug molecule through our global partnership with Ferring.

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Enoblituzumab: A potential highly differentiated humanized B7-H3 antibody as an immuno-oncology treatment. I-Mab has the development and commercial rights of enoblituzumab in Greater China from MacroGenics.

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I-Mab plans to submit a pre-IND in Q2 2021 to initiate a phase 2 clinical trial of enoblituzumab in combination with a PD-1 antibody in patients with certain tumors in China. The study is designed as a “basket” clinical trial involving NSCLC and two other selected cancer types based on the previous studies conducted by MacroGenics.

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I-Mab has plans to evaluate the therapeutic role of enoblituzumab in combination with other targeted cancer therapies as a potential front-line treatment for selected cancers. The pre-clinical work is in progress. Submission of an IND is anticipated by the end of 2021 to start the clinical study.

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TJ210: A novel monoclonal antibody targeting myeloid derived suppressor cells as a cancer immunotherapy through a novel mechanism of action. This asset is in clinical development through partnership with MorphoSys.

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Pre-clinical development update: TJ210 is a novel human antibody directed against C5aR1 derived from MorphoSys’ HuCAL Platinum® technology. The findings of pre-clinical studies in relation to characterization of unique antibody epitope, pharmacological profile and anti-tumor properties of TJ210 were presented at the 2020 Society for Immunotherapy of Cancer (SITC) Annual Meeting.

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Current clinical development plan: A phase 1 clinical trial is now enrolling patients in the U.S. to evaluate the safety, tolerability and PK/PD profiles of TJ210 in cancer patients. The program is expected to further evolve into a combination clinical trial with a PD-1 antibody in selected cancer types. In addition, with the IND approved by China’s NMPA in February 2021, I-Mab expects to commence a phase 1b clinical trial in 2H 2021. The results of the clinical studies in the U.S. and China, in relation to safety, PK/PD profiles, biomarker analysis and early efficacy signals, as described above will facilitate the further clinical development of TJ210.

Two new bi-specific antibodies have entered the clinical development stage in 2021

•	TJ-CD4B: A novel bi-specific antibody with the Claudin 18.2 arm as a specific tumor-engager and the 4-1BB arm as a conditional T cell activator upon tumor engagement.

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TJ-CD4B is a novel and tumor-dependent bi-specific antibody for the treatment of gastric and other cancers which is being developed under collaboration with ABL Bio. Our pre-clinical studies have demonstrated that TJ-CD4B is capable of binding to tumor cells expressing Claudin 18.2, i.e., gastric cancer and pancreatic cancer cells, and stimulating intra-tumoral T cells by the 4-1BB arm designed to be activated only upon tumor engagement whilst silent elsewhere. Thus, TJ-CD4B effectively maintains a strong tumor binding property and anti-tumor activity attributable to a synergistic effect of both Claudin 18.2 antibody and 4-1BB antibody while it avoids or minimizes liver toxicity and systemic immunotoxicity commonly seen with 4-1BB antibodies as a drug class. I-Mab received the IND approval by the U.S. FDA on March 27, 2021 and aims to commence a phase 1 clinical trial in Q2 2021 in patients with advanced solid tumors including gastric cancer to assess the safety, tolerability, PK/PD and preliminary treatment efficacy. In addition, I-Mab will submit a separate IND with the China NMPA in 2H 2021 by leveraging the clinical data generated from the U.S. study to commence parallel clinical development in China.

•	TJ-L14B: A differentiated bi-specific antibody with the PD-L1 arm as a tumor-site T cell activator and the 4-1BB arm as a conditional T cell activator upon tumor engagement.

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Being developed jointly with ABL Bio, TJ-L14B is a differentiated PD-L1-based bi-specific antibody with the PD-L1 arm as the tumor-dependent T-cell activator and the 4-1BB arm as the conditional T cell activator upon tumor engagement. Pre-clinical tumor animal model studies of TJ-L14B have demonstrated a superior anti-tumor effect attributable to mechanistic synergism of the two antibody arms in activating intra-tumoral T cells. The 4-1BB arm utilizes the same bi-specific antibody format aimed to minimize systemic toxicity as a class effect. With the approved IND from the U.S. FDA, a phase 1 dose escalation clinical study is about to be initiated to assess the safety, tolerability, PK/PD and preliminary efficacy in patients with advanced (unresectable) or metastatic solid tumors.

Pre-Clinical Assets

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A number of novel molecules are currently under pre-clinical development, such as: (1) TJX7, a novel monoclonal antibody directed against CXCL13 for the treatment of autoimmune diseases. I-Mab has recently concluded a pre-IND meeting with the U.S. FDA. (2) TJ-C4GM is a fortified CD47 antibody with GM-CSF attached. This antibody-cytokine fusion is designed to enhance the anti-tumor effect of CD47 antibody for solid tumors by activating and converting pro-tumor M2 macrophages to anti-tumor M1 macrophages through the GM-CSF arm. The results of the pre-clinical studies support the novel mechanism of action. (3) TJ-L1I7 is another antibody-cytokine fusion protein with the anti-PDL1 antibody fused with IL-7, which is designed to increase both the number and functionality of T cells drawn to the tumor thereby turning “cold” tumor to more immune-responsive “hot” tumor. (4) TJ-L1C4 belongs to I-Mab’s PD-L1 based bi-specific antibody family and uses CD47 antibody as the other arm. The candidate molecule is being developed at an early pre-clinical stage.

Commercialization Capability

•	In August 2020, I-Mab appointed Mr. Ivan Yifei Zhu as Chief Commercial Officer, a high-caliber commercial leader in China, to prepare for the market launch of its initial series of products in China.

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Our commercialization strategy is designed to build a leading hematologic oncology franchise in China through I-Mab’s unique product portfolio that includes felzartamab (TJ202) for multiple myeloma, lemzoparlimab (TJC4) for various leukemia indications and a late-stage asset/product to be in-licensed to cover lymphoma indications. This unique portfolio of the three key products enables I-Mab to have a near-complete coverage of major disease indications within the hematologic therapeutic area in China and offers an advantageous position to explore a near-cure therapeutic goal for certain hematologic oncology indications through additional drug combinations.

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Towards building a leading hematologic oncology franchise in China, I-Mab is laying foundations and progressing efficiently towards becoming an integrated commercial organization, encompassing market access, medical marketing, supply chain and sales teams. The initial effort of the sales organization is to focus on the launch readiness of felzartamab, the Company’s first hematologic oncology product, by targeting top academic centers and hospital networks across China where the target patient population accounting for majority of national cases is concentrated.

Manufacturing Facility

•	I-Mab has made significant progress in building a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”).

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The Hangzhou Facility aims to have a pilot plant capacity of 2 production lines (1 line configured with 2 x 2,000L and another line with 1 x 2,000L) by 2022 and commercially progressive capacity up to 8 x 4,000L to become operational by the end of 2023.

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The Hangzhou Facility, when operational, will exclusively serve I-Mab’s increasing CMC and manufacturing needs for all on-going and future clinical trials in the U.S. and China and the sustained production of its planned commercial products. The Hangzhou Facility will enable the Company to control the quality and manufacturing schedules tailored to its development and commercialization needs. Importantly, it will significantly reduce our production cost burden and cost of goods as a whole.

Corporate Achievements

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In March 2021, I-Mab reported substantial net revenues of RMB 1,542.7 million (US $236.4 million) and net income on a GAAP basis of RMB 470.9 million (US $72.2 million) for the full year of 2020, achieving corporate profitability for the first time in the Company’s history.

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In March 2021, I-Mab secured collaborations with Complix, an EU-based biotech company, and Affinity, a Shanghai-based biotech company, gaining access to cutting edge technology platforms to develop its next generation of novel and highly differentiated drug candidates.

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In December 2020, I-Mab’s American Depositary Shares (ADS) were selected for inclusion in the NASDAQ Biotechnology Index (Nasdaq: NBI), based on a set of eligibility criteria including minimum market capitalization and average daily trading volume.

•	In December 2020, I-Mab appointed leading Immunology and Hematology experts Dr. Chen Dong and Dr. Jun Ma to its Scientific Advisory Board.

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In November 2020, I-Mab received BioCentury-Bay Helix’s “Deal of the Year” award for the global strategic collaboration with AbbVie to develop and commercialize lemzoparlimab. I-Mab was also named “10 Biotechs to Know in China” by FiercePharma and listed as “50 Smartest Companies in China” by MIT Technology Review.

•	In September 2020, I-Mab raised approximately US$418 million through a private placement by a consortium of institutional investors led by Hillhouse Capital.

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In September 2020, I-Mab and AbbVie entered into a strategic global collaboration to develop and commercialize lemzoparlimab (TJC4). The total upfront plus milestone payments as well as the potential value of the right of first negotiation in relation to the two additional CD47-based bi-specific antibodies amounted to US $2.94 billion, making this deal the largest cross-border out-licensing transaction from China by total value.

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In May 2020, I-Mab opened its Hong Kong office as a regional hub for capital markets and investor relations activities, further benefiting from the Greater Bay Area economic development initiative in the region.

Full Year 2020 Financial Results

Cash Position

As of December 31, 2020, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB 4.8 billion (US $734.1 million), compared with RMB 1.2 billion as of December 31, 2019. The current cash on hand is sufficient to fund operations through 2023, including data readouts on core clinical assets such as lemzoparlimab and uliledlimab and commercialization in China of pre-NDA assets felzartamab and efineptakin alfa.

Net Revenues

Total net revenues for the full year of 2020 were RMB 1,542.7 million (US $236.4 million), compared with RMB 30.0 million for the full year of 2019. The revenues generated for the full year of 2020 solely consisted of the revenues recognized in connection with the strategic collaboration with AbbVie.

Research & Development Expenses

Research and development expenses for the full year of 2020 were RMB 984.7 million (US $150.9 million), compared with RMB 840.4 million for the full year of 2019. The increase was primarily due to the increase in employee benefit expenses, which consist of share-based compensation and payroll expenses, to support expansion of research and development programs.

Administrative Expenses

Administrative expenses for the full year of 2020 were RMB 402.4 million (US $61.7 million), compared with RMB 654.6 million for the full year of 2019. The decrease was primarily due to reduced share-based compensation expenses of RMB 305.7 million (US $46.9 million).

Other Income (Expenses), net

Net other income for the full year of 2020 was RMB 412.9 million (US $63.3 million), compared with net other expenses of RMB 20.2 million for the full year of 2019. The change was primarily attributable to the RMB 407.6 million gain recognized as a result of the transfer of equity of I-Mab Hangzhou from I-Mab Hong Kong to a group of domestic investors in China. The equity transfer realized the fair value appreciation in the pipeline assets as well as the employment of a team of designated management and workforce.

Net Income

Net income for the full year of 2020 was RMB 470.9 million (US $72.2 million), compared with a loss of RMB 1,452.0 million for the full year of 2019. Net income per share attributable to ordinary shareholders for the full year of 2020 was RMB 3.51 (US $0.54), compared with net loss per share attributable to ordinary shareholders of RMB 201.19 for the full year of 2019. Net income per ADS attributable to ordinary shareholders for the full year of 2020 was RMB 8.07 (US $1.24), compared with net loss per ADS attributable to ordinary shareholders of RMB 462.74 for the full year of 2019.

Non-GAAP Net Income

Non-GAAP adjusted net income, which excludes share-based compensation expenses, for the full year of 2020 was RMB 997.1 million (US $152.8 million), compared with non-GAAP adjusted net loss of RMB 936.7 million for the full year of 2019. Non-GAAP adjusted net income per share attributable to ordinary shareholders for 2020 was RMB 7.43 (US $1.14), compared with non-GAAP adjusted net loss per share attributable to ordinary shareholders of RMB 131.39 for the full year of 2019. Non-GAAP adjusted net income per ADS attributable to ordinary shareholders for the full year of 2020 was RMB 17.09 (US $2.62), compared with non-GAAP adjusted net loss per ADS attributable to ordinary shareholders of RMB 302.20 for the full year of 2019.

Conference Call and Webcast Information

The Company will host a live conference call and webcast on March 29, 2020 at 8:00 a.m. ET. Participants must register in advance of the conference call. Details are as follows:

Registration Link:	http://apac.directeventreg.com/registration/event/4848159

Conference ID:	4848159

Upon registering, each participant will receive a dial-in number, Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A webcast replay will be archived on the Company’s website for one year after the conclusion of the call at http://ir.i-mabbiopharma.com.

A telephone replay will be available approximately two hours after the conclusion of the call. To access the replay, please call +1-855-452-5696 (U.S.), +61-2-8199-0299 (International), 400-632-2162 (Mainland China), or 800-963-117 (Hong Kong). The conference ID number for the replay is 4848159.

About I-Mab

I-Mab (Nasdaq: IMAB) is an innovation-driven global biotech company focusing on discovery, development and near-term commercialization of novel or highly differentiated biologics in in immuno-oncology therapeutic area. The Company’s mission is to bring transformational medicines to patients around the world through drug innovation. I-Mab’s globally competitive pipeline of more than 15 clinical and pre-clinical stage drug candidates is driven by its internal R&D capability and global licensing partnerships, based on the Company’s unique Fast-to-Proof-of-Concept and Fast-to-Market pipeline development strategies. The Company is now rapidly progressing from a clinical stage biotech company to a fully integrated global biopharmaceutical company with cutting-edge global R&D capabilities, a world-class GMP manufacturing facility and commercialization capabilities. I-Mab has established its global footprint in Shanghai (headquarters), Beijing, Hangzhou and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter and WeChat.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted net income (loss) as a non-GAAP financial measure. Adjusted net income (loss) represents net income (loss) before share-based compensation. The Company’s management believes that adjusted net income (loss) facilitates better understanding of operating results and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted net income (loss) is that adjusted net income (loss) excludes share-based compensation expense that has been and may continue to be incurred in the future.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the rate in effect as of December 31, 2020 published by the Federal Reserve Board.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about I-Mab’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in I-Mab’s filings with the SEC. All information provided in this press release is as of the date of this press release, and I-Mab does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

I-Mab

Jielun Zhu, Chief Financial Officer

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Gigi Feng, Chief Communications Officer

E-mail: Gigi.Feng@i-mabbiopharma.com

Office line: +86 21 6057 5785

Investor Inquiries:

The Piacente Group, Inc.

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: + 86 21 6039 8363

I-MAB

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,137,473	4,758,778	729,315
Restricted cash	55,810	—	—
Accounts receivable	—	130,498	20,000
Contract assets	—	227,391	34,849
Short-term investments	32,000	31,530	4,832
Prepayments and other receivables	136,036	195,467	29,957

Total current assets	1,361,319	5,343,664	818,953
Property, equipment and software	30,069	25,272	3,873
Operating lease right-of-use assets	16,435	14,997	2,298
Intangible assets	148,844	120,444	18,459
Goodwill	162,574	162,574	24,916
Investment accounted for using the equity method	—	664,832	101,890
Other non-current assets	18,331	2,010	308

Total assets	1,737,572	6,333,793	970,697

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities
Short-term borrowings	50,000	—	—
Accruals and other payables	273,553	560,558	85,909
Operating lease liabilities, current	6,807	8,058	1,235
Ordinary shares to be issued to Everest	258,119	—	—
Deferred subsidy income	—	7,509	1,151

Total current liabilities	588,479	576,125	88,295
Convertible promissory notes	68,199	—	—
Put right liabilities	—	116,006	17,779
Operating lease liabilities, non-current	7,492	5,542	849
Deferred subsidy income	3,920	—	—
Other non-current liabilities	—	8,975	1,375

Total liabilities	668,090	706,648	108,298

Mezzanine equity
Series A convertible preferred shares (US$0.0001 par value, 30,227,056 shares authorized, issued and outstanding as of December 31, 2019, and nil authorized, issued and outstanding as of December 31, 2020)	687,482	—	—
Series B convertible preferred shares (US$0.0001 par value, 30,305,212 shares authorized, issued and outstanding as of December 31, 2019, and nil authorized, issued and outstanding as of December 31, 2020)	921,243	—	—
Series C convertible preferred shares (US$0.0001 par value, 31,046,360 shares authorized, issued and outstanding as of December 31, 2019, and nil authorized, issued and outstanding as of December 31, 2020)	1,306,633	—	—
Series C-1 convertible preferred shares (US$0.0001 par value, 3,857,143 shares authorized, issued and outstanding as of December 31, 2019, and nil authorized, issued and outstanding as of December 31, 2020)	188,819	—	—

Total mezzanine equity	3,104,177	—	—

I-MAB

Consolidated Balance Sheets (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	US$
Shareholders’ equity (deficit)
Ordinary shares (US$0.0001 par value, 500,000,000 and 800,000,000 shares authorized as of December 31, 2019 and December 31, 2020, respectively; 8,363,719 and 164,888,519 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	6	114	17
Additional paid-in capital	389,379	7,701,116	1,180,249
Accumulated other comprehensive income (loss)	70,127	(50,793)	(7,784)
Accumulated deficit	(2,494,207)	(2,023,292)	(310,083)

Total shareholders’ equity (deficit)	(2,034,695)	5,627,145	862,399

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	1,737,572	6,333,793	970,697

I-MAB

Consolidated Statements of Comprehensive Income (Loss)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues
Licensing and collaboration revenue	53,781	30,000	1,542,668	236,424
Expenses
Research and development expenses (Note 1)	(426,028)	(840,415)	(984,689)	(150,910)
Administrative expenses (Note 2)	(66,391)	(654,553)	(402,409)	(61,672)

Income (loss) from operations	(438,638)	(1,464,968)	155,570	23,842
Interest income	4,597	30,570	24,228	3,713
Interest expense	(11,695)	(2,991)	(957)	(147)
Other income (expenses), net	(16,780)	(20,205)	412,892	63,278
Equity in loss of an affiliate (Note 3)	—	—	(108,587)	(16,642)
Fair value change of warrants	61,405	5,644	—	—

Income (loss) before income tax expense	(401,111)	(1,451,950)	483,146	74,044
Income tax expense	(1,722)	—	(12,231)	(1,874)

Net income (loss) attributable to I-MAB	(402,833)	(1,451,950)	470,915	72,170
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	—	(5,283)	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	—	(27,768)	—	—

Net income (loss) attributable to ordinary shareholders	(402,833)	(1,485,001)	470,915	72,170

Net income (loss) attributable to I-MAB	(402,833)	(1,451,950)	470,915	72,170
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	53,689	10,747	(120,920)	(18,531)

Total comprehensive income (loss) attributable to I-MAB	(349,144)	(1,441,203)	349,995	53,639

I-MAB

Consolidated Statements of Comprehensive Income (Loss) (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net income (loss) attributable to ordinary shareholders	(402,833)	(1,485,001)	470,915	72,170
Weighted-average number of ordinary shares used in calculating net income (loss) per share - basic	6,529,092	7,381,230	134,158,824	134,158,824
Weighted-average number of ordinary shares used in calculating net income (loss) per share - diluted	6,529,092	7,381,230	157,231,652	157,231,652
Net income (loss) per share attributable to ordinary shareholders
—Basic	(61.70)	(201.19)	3.51	0.54
—Diluted	(61.70)	(201.19)	3.00	0.46
Net income (loss) per ADS attributable to ordinary shareholders (Note 4)
—Basic	(141.91)	(462.74)	8.07	1.24
—Diluted	(141.91)	(462.74)	6.90	1.06

Note:

(1)	Includes share-based compensation expense of RMB470 thousand and RMB284,431 thousand (US$43,591 thousand) for the year ended December 31, 2019 and 2020, respectively.
(2)	Includes share-based compensation expense of RMB514,733 thousand and RMB209,033 thousand (US$32,036 thousand) for the year ended December 31, 2019 and 2020, respectively.
(3)	Includes share-based compensation expense of nil and RMB32,707 thousand (US$5,013 thousand) for the year ended December 31, 2019 and 2020, respectively.
(4)	Each ten ADSs represents twenty-three ordinary shares.

I-MAB

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
GAAP net income (loss) attributable to I-MAB	(402,833)	(1,451,950)	470,915	72,170
Add back:
Share-based compensation expense	3,520	515,203	526,171	80,640

Non-GAAP adjusted net income (loss) attributable to I-MAB	(399,313)	(936,747)	997,086	152,810

Non-GAAP adjusted income (loss) attributable to ordinary shareholders	(399,313)	(969,798)	997,086	152,810
Weighted-average number of ordinary shares used in calculating net income (loss) per share - basic	6,529,092	7,381,230	134,158,824	134,158,824
Weighted-average number of ordinary shares used in calculating net income (loss) per share - diluted	6,529,092	7,381,230	157,231,652	157,231,652
Non-GAAP adjusted income (loss) per share attributable to ordinary shareholders
—Basic	(61.16)	(131.39)	7.43	1.14
—Diluted	(61.16)	(131.39)	6.34	0.97
Non-GAAP adjusted income (loss) per ADS attributable to ordinary shareholders
—Basic	(140.67)	(302.20)	17.09	2.62
—Diluted	(140.67)	(302.20)	14.58	2.23